Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Expands U.S. Outdoor Hemp Cultivation and CBD Extraction Program to Colorado Through New Joint Venture, Arkansas Valley Green and Gold Hemp

– New JV for Colorado Complements Multi-State Outdoor Hemp Program for Rest of U.S. –

Vancouver, BC, May 21, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; NASDAQ:VFF) today announced it has entered into an agreement with Arkansas Valley Hemp, LLC (“AV Hemp”) to form a joint venture for the outdoor cultivation of high-cannabidiol (CBD) hemp and CBD extraction in Colorado. The joint venture, Arkansas Valley Green and Gold Hemp LLC (“Arkansas Valley Green and Gold”), will be 60%-owned by Village Farms, 35%-owned by AV Hemp, and 5%-owned by Village Fields Hemp (Village Farms’ 65%- owned joint venture for hemp cultivation and CBD extraction in the U.S. states other than Colorado). Based in the Arkansas Valley of Colorado, AV Hemp was established by the founder of one of Colorado’s largest licensed outdoor cannabis growing operations and real estate developer, specifically to capitalize on the significant opportunity in hemp-derived CBD.

Arkansas Valley Green and Gold is targeting to be in production on approximately 120 acres in the Arkansas Valley in 2019, increasing Village Farms total planned hemp production area for its two hemp joint ventures for 2019 to more than 920 acres (for all of which adequate quantities of hemp seed has already been purchased). Arkansas Valley Green and Gold plans to expand to as much as 500 acres in 2020. Arkansas Valley Green and Gold will initially cultivate in 2019, with extraction to crude biomass coming online in early 2020 with plans to expand operations in 2020 to support Village Farms’ vertically integrated strategy.

“This new joint venture is an outstanding opportunity to expand Village Farms’ outdoor hemp cultivation and CBD extraction program in partnership with an experienced, large-scale outdoor grower in one of the best growing regions for hemp in one of the most advanced hemp industries of any state in the country,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “We expect both Arkansas Valley Hemp and Village Fields to benefit from each other’s extensive know-how, including specific expertise in outdoor cultivation, as we collaborate to advance cultural practices and genetics to optimize plant traits and yields.”

One of the first states to allow hemp cultivation in 2012 when it legalized recreational cannabis, Colorado is at the forefront of hemp cultivation and extraction. Located along the Arkansas River approximately 125 miles (200 kilometers) south of Denver, the Arkansas Valley is known for its fertile land and favorable growing climate. Agricultural production in the Arkansas Valley benefits from the intensity of the sunlight due to its elevation of approximately 4,500 feet above sea level, as well as low humidity levels and an optimal day/night temperature variation, all of which contribute to plant quality and yield.

Mr. DeGiglio added, “Village Farms is uniquely positioned for the significant opportunity in hemp-derived CBD. We are moving quickly to scale outdoor cultivation to complement our existing, state-of-the-art greenhouse operations in Texas and further strengthen the foundation for our national, vertically integrated, consumer packaged strategy for hemp-derived CBD.”

Under the terms of the joint venture agreement, Village Farms will contribute approximately US$5 million to Arkansas Valley Hemp for start-up costs and working capital.

Village Fields Hemp Update

Village Fields Hemp has now commenced planting on its more than 800 acres in three states (Virginia, North Carolina and South Carolina). All acreage is expected to be planted by mid-June 2019, with harvesting expected to commence in July 2019.

The Company, Arkansas Valley Green and Gold and Village Fields Hemp do not have, and do not intend to engage in, any direct, indirect or ancillary involvement in the U.S. cannabis industry (as described in Canadian Securities Administrators Staff Notice 51-352) until it is federally legal to do so.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, Village Fields, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com